Exhibit 99.1

BROOKFIELD INFRASTRUCTURE L.P.

SECOND AMENDMENT TO THE
AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement dated as of February 16, 2018, as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement dated as of September 12, 2018, (the “Agreement”) of Brookfield Infrastructure L.P. (the “Partnership”) is made effective as of the 30th day of November, 2018, on 1 August, 2019 by the undersigned.  Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, in connection with the acquisition by the BIP Group, together with its institutional partners, of all the outstanding shares of Enercare Inc. (“Enercare”), certain Canadian shareholders of Enercare had the option to receive limited partnership units (“Exchange LP Units”) of a newly formed Canadian partnership, Brookfield Infrastructure Partners Exchange LP (“Exchange LP”);

AND WHEREAS, the Exchange LP Units are the economic equivalent of BIP Units and are, in effect, exchangeable into BIP Units on a one-to-one basis anytime at the option of the holder and redeemable for BIP Units at the option of Exchange LP commencing seven years after their issuance or at an earlier time subject to other acceleration events;

AND WHEREAS, distributions on the Exchange LP Units are made at the same time and in the same amount as distributions on the BIP Units;

AND WHEREAS, from time to time the BIP Group may wish to establish other entities whose securities (collectively with the Exchange LP Units, “Exchangeable Securities”) are also structured with the intention of providing holders with an economic return equivalent to BIP Units, including identical distributions;

AND WHEREAS, it is anticipated that any such Exchangeable Securities would also be exchangeable or redeemable for BIP Units;

AND WHEREAS, upon an exchange or redemption of Exchangeable Securities for BIP Units, BIP will be issued, subscribe for or purchase the same number of additional Managing General Partner Units (the “Related MGP Issuance”), thereby increasing the number of Equity Units Outstanding;

AND WHEREAS, the Managing General Partner desires to amend the Agreement to reflect the economic equivalence of the Exchange LP Units and other Exchangeable Securities that are the economic equivalent of BIP Units that may be issued from time to time;

AND WHEREAS, pursuant to Section 18.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner (pursuant to its powers of attorney from the Special General Partner and the Limited Partners), without the approval of the Special General Partner or any Limited Partner, may make any amendment that in the sole discretion of the Managing General Partner is necessary or appropriate to reflect and account for the formation of the Partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Agreement and any amendment that the Managing General Partner determines in its sole discretion does not adversely affect the Special General Partner and the Limited Partners considered as a whole (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.                                      Amendments to Article 1

Section 1.1 is hereby amended by adding the following definitions:

1.1.31.1 “Equivalent Security” means any Security (as such term is defined in the Master Services Agreement) that is determined by the Managing General Partner to be the economic equivalent of a BIP Unit;

1.1.31.2 “Equivalent Security Amount” means the additional amount that would have been payable to the Special General Partner pursuant to clause (ii) of either Section 5.2.2.4 or Section 5.2.2.5 if any Equivalent Security outstanding on the last day of the applicable Quarter had been exchanged or redeemed for BIP Units and the Related MGP Issuance had taken place immediately prior to the last day of the applicable Quarter less any Incentive Distribution paid by any member of the BIP Group to any member of the Brookfield Group in respect of the Equivalent Security in respect of the applicable Quarter;

2.                                      Amendments to Article 5

Section 5.4.2 is hereby deleted in its entirety and replaced with the following:

5.4.2                     Notwithstanding anything to the contrary in this Article 5, any amounts otherwise payable to the Special General Partner pursuant to clause (ii) of either Section 5.2.2.4 or Section 5.2.2.5 shall, subject to Section 5.4.3, (a) be reduced by (but will not be less than zero) any amount in the Incentive Distribution Account at the time of the distribution (any such amount, once applied to reduce amounts otherwise payable, is referred to as an “Applied Incentive Amount”) and (b) be increased by the Equivalent Security Amount (if positive) in respect of such Quarter.

3.                                      Effective Date

This Amendment shall be effective upon the date first written above.

4.                                      Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

5.                                      General

(a)                                 Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)                                 This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the date first above written.

MANAGING GENERAL PARTNER: BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary